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                                                                    EXHIBIT 23.1

                          Independent Auditors' Consent



The Employee Welfare Benefits Plan Committee of
FMC Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-48984) on Form S-8 of FMC Corporation of our report dated June 26, 2002, with respect to the statements of net assets available for benefits of FMC Corporation Savings and Investment Plan, as of December 31, 2001 and 2000, and the related statements of changes in the net assets available for benefits for each year of the two year period then ended, and the supplemental schedule of assets held for investment purposes, which report appears in the annual report on Form 11-K of FMC Corporation Savings and Investment Plan for the year ended December 31, 2001.



/s/ KPMG LLP


Chicago, Illinois
June 26, 2002